As filed with the Securities and Exchange Commission on September 14, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission File No: 1-6695
JO-ANN STORES, INC.
ASSOCIATE STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature
EXHIBIT INDEX
EX-23.1 Consent
EX-99 Associate Stock Ownership Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee, the administrator of the Jo-Ann Stores, Inc. Associate Stock Ownership Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
September 14, 2005
Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

/s/

Donald R. Tomoff
Vice President, Finance and Treasurer and
Secretary of Advisory Committee

Jo-Ann Stores, Inc.
Associate Stock Ownership Plan
EXHIBIT INDEX

Official
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

99	Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

Financial Statements
As of December 31, 2004
Together With Report of Independent Registered Public Accounting Firm